Exhibit 99.1

ReneSola Ltd Announces Second Quarter 2010 Results

Company achieves record results with revenues of US$253.9 million, quarterly shipments of 258.3 MW and net income of US$36.1 million

JIASHAN, China, August 9, 2010 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) (AIM: SOLA), a leading global manufacturer of solar wafers and provider of solar module original equipment manufacturer ("OEM") services, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Financial and Operating Highlights

•	Total solar product shipments in Q2 2010 were a record 258.3 megawatts (“MW”), an increase of 6.6% from 242.4 MW in Q1 2010.

•	Q2 2010 net revenues were a record US$253.9 million, an increase of 22.9% from US$206.6 million in Q1 2010.

•	Q2 2010 gross profit was US$76.6 million with a gross profit margin of 30.2%, compared to gross profit of US$35.3 million with a gross margin of 17.1% in Q1 2010.

•	Q2 2010 operating income was US$52.5 million with an operating margin of 20.6%, compared to operating income of US$21.2 million with an operating margin of 10.3% in Q1 2010.

•	Q2 2010 net income was a record US$36.1 million, representing basic and diluted earnings per share of US$0.21, and basic and diluted earnings per American depositary share (“ADS”) of US$0.42.

•
The Company generated strong operating cash flow of US$168.4 million in the first half of 2010, bringing cash and cash equivalents at the end of Q2 2010 to US$171.2 million, compared with US$106.8 million at the end of 2009.

“We achieved record results in terms of revenues, net income and shipment volumes in the second quarter of 2010,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “We delivered a strong gross profit margin of over 30% during the quarter as we continued to lead the industry as a cost-competitive solar manufacturer and executed on our OEM module servicing strategy. Strong market demand coupled with our cost-efficient structure should place ReneSola in a position to increase profitability in the coming quarters.”

Results for the Second Quarter 2010

Product Shipments

	2Q10	1Q10	2Q09	Q-o-Q%	Y-o-Y%
Total Solar Product Shipments (MW)	258.3	242.4	85.9	6.6%	200.7%
Wafer Shipments (MW)	206.7	226.9	83.2	(8.9%)	148.4%
Module Shipments (MW)	50.6	15.4	2.7	228.6%	1,774.1%

Net Revenues

	2Q10	1Q10	2Q09	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$253.9	$206.6	$82.6	22.9%	207.4%

Record high revenues in Q2 2010 were driven by higher wafer average selling prices and higher module shipments.

Gross Profit

	2Q10	1Q10	2Q09	Q-o-Q%	Y-o-Y%
Gross Profit (US$mln)	$76.6	$35.3	$4.3	117.0%	1,681.4%
Gross Margin	30.2%	17.1%	5.1%	-	-

The significant improvement in the Company’s gross margin from 17.1% in Q1 2010 to 30.2% in Q2 2010 was driven by overall wafer processing cost reduction and a large decrease in polysilicon costs to market-equivalent prices in Q2 2010.

Operating Income (Loss)

	2Q10	1Q10	2Q09	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$24.2	$14.1	$8.2	68.8%	190.2%
Operating Income (Loss) (US$mln)	$52.5	$21.2	($4.0)	149.1%	-
Operating Margin	20.6%	10.3%	(4.8%)	-	-

Increases in operating expenses were primarily due to a US$0.8 million bad debt provision against doubtful accounts receivables, a US$1.4 million provision against equipment suppliers’ pre-payments and other operating expenses, including US$2.1 million in management bonuses accumulated for 2010.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	2Q10	1Q10	2Q09
Net Income (Loss) (US$mln)	$36.1	$11.8	($3.6)
Earnings (Loss) Per Share	$0.21	$0.07	($0.03)
Earnings (Loss) Per ADS	$0.42	$0.14	($0.05)

The Company achieved record net income of US$36.1 million, an increase of over 200% from US$11.8 million in Q1 2010. Basic and diluted earnings per share were US$0.21, and basic and diluted earnings per ADS were US$0.42.

Business Highlights

Wafer Business – Achieving Gross Profit Margin of Over 30%

The Company’s wafer business achieved gross profit margin of over 30% fueled by robust market demand for high-quality products and significant cost reductions achieved by the Company. The average polysilicon raw material costs have fallen to market-equivalent prices, while the overall total wafer cost has been reduced to US$0.56/W (“per Watt”). ReneSola is committed to becoming the industry leader as a cost-competitive producer of wafer products, capitalizing on its advanced manufacturing and technologically driven platform to consistently reduce cost. Wafer costs are expected to be driven down further to between US$0.46/W to US$0.48/W by the end of 2011.

Module Business – A Significant Revenue and Profit Contributor

In the downstream module business, ReneSola delivered record module shipments of 50.6 MW with an average selling price of US$1.75/W. These results underscore the tremendous potential in the OEM servicing sector and ReneSola remains confident that the Company’s downstream platform will further strengthen its core customer relationships and help enhance ReneSola’s leadership position in the global wafer market. The Company expects to ship between 145 MW to 165 MW to new and existing customers in the second half of 2010.

Strong Operating Cash Flows and Cash Position

The Company generated strong operating cash flows of US$168.4 million in the first half of 2010, with a net cash and cash equivalents position of US$171.2 million at the end of Q2 2010 compared to a net cash and cash equivalents position of US$98.0 million at the end of Q1 2010. The Company expects to continue to generate strong operating cash flows during the second half of 2010.

Improving Financial Leverage

At the end of Q2 2010, the Company had interest-bearing debt of US$577.1 million, consisting of US$189.1 million of long-term debt and US$388.0 million of short-term debt. The Company had over US$750 million in credit facilities as of the end of Q2 2010 and is well positioned to reduce financial leverage as the Company continues to generate strong operating cash flows.

2011 Capacity Expansion Plans and Related CAPEX

In 2011, the Company plans to expand wafer production capacity to 1.8 GW from the current 1.2 GW, while expanding module production capacities to 600 MW from the current 375 MW.

The 2010 capital expenditure budget is US$150 million, of which approximately US$100 million covered the already implemented increases in wafer, cell and module capacities to 1.2 GW, 240 MW and 375 MW, respectively, as well as the final amount to be paid for the Sichuan polysilicon facility. The remaining US$50 million from the 2010 budget will be used in building capacity towards the 2011 targets referred to above. A further US$140 million of capital expenditure in 2011 is currently budgeted for achieving those targets.

AIM Cancellation

On July 27, 2010, the Company announced that a resolution would be proposed to cancel its AIM quotation at the upcoming annual general meeting (the “AGM”) on August 20, 2010. Cancellation is conditional upon the consent of the Company’s shareholders, by a majority of not less than 75% of the votes cast on the resolution to be proposed at the AGM.

ReneSola was admitted to trading on AIM in August 2006 and subsequently obtained a listing of its ADSs on the New York Stock Exchange (the “NYSE”) in January 2008. Since its NYSE listing, the Company has seen an increasing number of shareholders migrating their shareholdings in the Company from AIM to the NYSE due to higher levels of liquidity. There are significant costs associated with maintaining the Company’s AIM quotation, including the annual fees payable to the London Stock Exchange, nominated adviser and broker fees and other related professional costs. Cancellation will, accordingly, reduce the Company’s recurring administrative overheads.

Company Appoints New Vice President of Human Resources

The Company recently appointed Mr. Tim Jia as vice president of human resources. Before joining ReneSola, Mr. Jia served as director of Ingersoll Rand Engineering and Technology Center’s human resources and engineering administration department in Shanghai, China from 2003 to 2010. He has approximately 20 years of managerial experience with more than a decade of experience in human resources. Prior to Ingersoll Rand, Mr. Jia worked at Shuangliang Group and Shuangliang Trane Joint Venture for 18 years, where he served in several managerial positions including the director of human resources. Mr. Jia received undergraduate degrees in Machinery Engineering from Wuxi Mechanical Technology College in 1986 and Computer Engineering from Nanjing University in 1991. He also received an MBA from the Open University of Hong Kong in 2000 and is currently a Ph.D. candidate in Law at the China University of Political Science and Law.

Outlook

For the full year 2010, the Company expects revenues to be in the range of US$1.0 billion to US$1.05 billion and gross profit margin to be in the range of 25% to 27%, while maintaining second half gross profit margin in the range of 28% to 30%.

For Q3 2010, the Company expects total solar product shipments to be in the range of 280 MW to 310 MW and revenues to be in the range of US$300 million to US$320 million.

Conference Call Information

ReneSola's management will host an earnings conference call on Monday, August 9, 2010 at 8 am U.S. Eastern Daylight Time / 8 pm Beijing/Hong Kong time / 1 pm British Summer Time.

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-857-350-1682
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until August 16, 2010:

International:	+1-617-801-6888
Passcode:	14646078

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and OEM services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA).

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Feng Qi
ReneSola Ltd
Tel:	+86-573-8477-3903
Email:	feng.qi@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	jessica.cohen@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty
Westhouse Securities Limited, London
Tel:	+44-20-7601-6100
Email:	tim.feather@westhousesecurities.com
richard.baty@westhousesecurities.com

	RENESOLA LTD
	Unaudited Consolidated Balance Sheet
	(US dollars in thousands)
	June 30,	March 31,	December 31,
	2010	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	171,208	98,041	106,808
Restricted cash	75,384	44,195	25,266
Available for sale investment	4,975	6,207	6,207
Trade receivable, net of allowances for doubtful receivables	102,629	146,386	107,987
Inventories , net of inventory provisions	164,770	122,335	137,844
Advances to suppliers, current portion	18,917	12,123	12,092
Amounts due from related parties	412	440	440
Value added tax recoverable	44,341	43,611	51,843
Prepaid expenses and other current assets	10,783	9,294	7,412
Deferred tax assets, current portion	25,124	25,125	24,325
Total current assets	618,543	507,757	480,224

Property, plant and equipment, net	743,079	721,156	702,816
Prepaid land rent, net	25,351	25,450	23,137
Other Intangible assets	425	562	1,349
Deferred tax assets, non-current portion	27,723	36,406	40,227
Advances to suppliers, non-current portion	7,204	7,193	8,072
Advances for purchases of property, plant and equipment	13,402	21,209	20,840
Other long-term assets	2,669	1,989	2,840
Goodwill	5,323	5,323	5,323
Total assets	1,443,719	1,327,045	1,284,829

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	388,028	406,609	358,634
Accounts payable	190,779	129,159	93,406
Advances from customers, current portion	51,276	54,029	53,852
Amounts due to related parties	24	40	24
Other current liabilities	73,848	71,413	71,460
Convertible bond payable, current portion	-	-	32,475
Total current liabilities	703,955	661,250	609,851

Long-term borrowings	189,073	171,409	189,279
Advances from customers, non-current portion	90,198	73,919	78,578
Other long-term liabilities	12,911	12,008	10,858
Total liabilities	996,137	918,586	888,566

Shareholders' equity
Common shares	414,585	414,068	413,753
Additional paid-in capital	21,896	21,165	21,065
Accumulated deficits	(12,772)	(48,832)	(60,609)
Accumulated other comprehensive income	23,873	22,058	22,054
Total shareholders' equity	447,582	408,459	396,263

Total liabilities and shareholders' equity	1,443,719	1,327,045	1,284,829

	RENESOLA LTD
	Unaudited Consolidated Statements of Income Data
	(US dollars in thousands, except ADS and share data)

	Three Months Ended
	June 30, 2010	March 31, 2010	June 30, 2009

Net revenues	253,879	206,551	82,629
Cost of revenues	(177,255)	(171,228)	(78,378)
Gross profit (loss)	76,624	35,323	4,251

Operating expenses:
Sales and marketing	(1,815)	(1,426)	(1,497)
General and administrative	(13,371)	(4,727)	(4,503)
Research and development	(7,459)	(6,168)	(3,401)
Other general (expense) income	(1,529)	(1,798)	1,188
Total operating expenses	(24,174)	(14,119)	(8,213)

Income (loss) from operations	52,450	21,204	(3,962)

Non-operating (expenses) income:
Interest income	378	101	176
Interest expenses	(5,299)	(4,968)	(3,972)
Foreign exchange gain (loss)	(7)	(911)	(504)
Gain on early extinguishment of debt, net of inducement charges	-	-	5,353
Fair value change on derivative assets	(147)	-	-
Investment income	293	-	-
Total non-operating (expenses) income	(4,782)	(5,778)	1,053
Income (loss) before income tax	47,668	15,426	(2,909)

Income tax benefit (expense)	(11,607)	(3,649)	(680)
Net income (loss) attributed to holders of ordinary shares	36,061	11,777	(3,589)

Earnings (Loss) per share
Basic	0.21	0.07	(0.03)
Diluted	0.21	0.07	(0.03)

Earnings (Loss) per ADS
Basic	0.42	0.14	(0.05)
Diluted	0.42	0.14	(0.05)

Weighted average number of shares used in computing earnings per share
Basic	172,706,512	172,668,245	139,383,154
Diluted	172,706,512	172,668,245	139,383,154

	CONSOLIDATED CASH FLOW STATEMENT
	Six months ended
	June 30, 2010	June 30, 2009
	US$000	US$000
Operating activities:
Net income (loss)	47,837	(33,608)
Adjustment to reconcile net income (loss) to net cash used in operating activities:
Equity in earnings of investee	-	291
Inventory write-down	-	68,047
Depreciation and amortization	24,346	13,457
Amortization of deferred convertible bond issue costs and premium	327	1,426
Allowances for doubtful receivables and advance to suppliers	1,961	631
Prepaid land use right expensed	404	127
Change in fair value of derivatives	147	(1)
Gain on early extinguishment of debt, net of inducement charges	-	(5,353)
Share-based compensation	1,360	1,861
Loss on disposal of long-lived assets	133	14
Changes in operating assets and liabilities:
Accounts receivable	5,114	9,951
Inventories	(25,861)	(14,246)
Advances to suppliers	(7,859)	19,379
Amounts due from related parties	31	(11,816)
Value added tax recoverable	7,791	(19,082)
Prepaid expenses and other current assets	(4,463)	7,323
Prepaid land use right	-	(110)
Accounts payable	96,277	2,954
Advances from customers	8,496	2,334
Other liabilities	(1,098)	2,981
Deferred taxes	12,291	(37,527)
Accrued Warranty	1,141	65
Net cash provided by (used in) operating activities	168,375	9,098

Investing activities:
Purchases of property, plant and equipment	(53,562)	(164,024)
Advances for purchases of property, plant and equipment	6,083	18,186
Purchase of other long-term assets	67	(447)
Cash received from government subsidy	-	5,959
Proceeds from disposal of investment	-	(635)
Proceeds from disposal of property, plant and equipment	51	-
Restricted cash	(49,631)	(51,722)
Cash consideration for acquisition	-	(16,831)
Net proceeds from redemption of financial assets	79	-
Net cash used in investing activities	(96,913)	(209,514)

Financing activities:
Proceeds from borrowings	447,676	436,780
Repayment of bank borrowings	(422,239)	(155,437)
Cash paid for issuance cost	(252)	-
Proceeds from exercised stock option	304	-
Cash consideration paid to repurchase convertible bonds	(32,715)	(19,781)
Net cash provided by financing activities	(7,226)	261,562

Effect of exchange rate changes	164	64

Net increase in cash and cash equivalents	64,400	61,210
Cash and cash equivalents, beginning of year	106,808	112,333
Cash and cash equivalents, end of period	171,208	173,543